

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

November 15, 2016

Warren Lau
Chief Executive and Chief Financial Officer
Nexus BioPharma, Inc.
8 Hillside Ave, Suite 108
Montclair, NJ 07042

> **Re:** **Nexus BioPharma, Inc.**
> **Current Report on Form 8-K**
> **Filed June 15, 2016**
> **File No. 000-53207**

Dear Mr. Lau:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        /s/ Mary Beth Breslin for

                                        Suzanne Hayes
                                        Assistant Director
                                        Office of Healthcare and Insurance